UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date February 23, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

February 23, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES PROPOSAL FOR DISTRIBUTION OF PROFITS

The Board of Directors of Bancolombia S.A (“Bancolombia”) announced it intends to submit for consideration of its shareholders at the next General Shareholders ´Meeting in March, a profit distribution project that considers the following aspects:

(i)	Bancolombia will maintain an adequate capital structure and an optimal level of core equity Tier 1 sufficient to meet the expected growth, maintaining prudent standards above regulatory levels.

(ii)	The business projections for 2023 are based on moderate asset growth, stability in the general performance of the businesses and a return on equity substantially higher than projected inflation for Colombia.

Based on the above, the Board of Directors will submit for consideration of the shareholders the profit distribution project described below:

(i)	The payment of an annual dividend of COP 3,536 per share, payable in four quarterly installments of COP 884 per share per quarter, on the following dates: April 3rd, July 4, October 2nd, 2023 and January 2nd, 2024. The dividends to be submitted for consideration by the General Shareholders’ Meeting will be payable with respect to outstanding common shares and preferred shares.
(ii)	The creation of a specific reserve (reserva ocasional) for the strengthening of equity and future growth in the amount of COP 3.56 billion.
(iii)	A specific reserve (reserva ocasional) available to the Board of Directors for donations to social benefit projects in the amount of COP 33,000 million.

This proposed dividend is the result of an environment marked by economic recovery, which is reflected in better results for the fiscal year.

The detailed proposal for distribution of profits that the Board of Directors will submit for approval at the General Shareholders’ Meeting (all figures are in Colombian pesos) is as follows:

Gross profit 2022	9,090,559,972,505.70
Provisions for income tax and deferred tax	(2,157,594,813,346.25)

Net profit fiscal year 2022		6,932,965,159,159.45

Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2022		1,333,592,936.53

Plus release of proceeds for payment of preferred shares dividends		57,701,443,512.78

Total to be distributed		6,992,000,195,608.76

Specific reserve for the strengthening of equity and future growth	3,557,979,923,608.76

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2022, in the aggregate amount of $3,536 per share, to be paid as follows: $884 per share per quarter on the following dates: April 3rd, July 4, October 2nd 2023 and January 2nd 2024.

	3,401,020,272,000.00

Specific reserve available to the Board of Directors for donations to social benefit projects	33,000,000,000.00

TOTALS	6,992,000,195,608.76	6,992,000,195,608.76

All figures in Colombian pesos (COP)

The ex-dividend period will run between the first business day of payment of dividends on the respective shares and the fourth stock market business day immediately prior to such date, as follows:

Ex-Dividend Date	Payment Date
March 28, 2023	April 3, 2023
June 27, 2023	July 4, 2023
September 26, 2023	October 2, 2023
December 26, 2023	January 2, 2024

(*) The dates of the ex-dividend period will be subject to adjustment in accordance with the instructions of the Colombian Stock Exchange.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950